Exhibit 99.1

Vermilion Energy Inc. Sells Additional Common Shares of Coelacanth Energy Inc.

CALGARY, AB, Dec. 17, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) announces that it has filed an early warning report (the "Early Warning Report") in respect of its holdings in Coelacanth Energy Inc. ("Coelacanth").

On December 17, 2025, Vermilion sold 26,000,000 common shares ("Common Shares") of Coelacanth through privately negotiated transactions with various sellers, at a price of $0.76 per Common Share for a purchase price of $19,760,000 (the "Transactions"), representing an amount equal to more than 2% of the issued and outstanding Common Shares thereby triggering the requirement to file the Early Warning Report.

Prior to the Transactions, Vermilion had ownership, control or direction over an aggregate of 80,179,104 Common Shares, representing approximately 15.0% of the issued and outstanding Common Shares. Following the Transactions, Vermilion has ownership, control and direction over an aggregate of 54,179,104 Common Shares, representing approximately 10.2% of the issued and outstanding Common Shares.

The Common Shares were sold in continuance of Vermilion's stated priority of reducing its debt to further enhance the resiliency of its business. Vermilion will continue to review its holdings of Common Shares, and, depending on market conditions, general economic conditions and industry conditions, an amendment to the investor rights agreement with Coelacanth, as applicable, and/or other relevant factors, may, in the future, increase or decrease its investment in the securities of Coelacanth. Following the Transactions, Vermilion may not sell more than 4,000,000 Common Shares held by it without the consent of Coelacanth pursuant to the foregoing amendment.

This news release is being issued in accordance with National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of the Early Warning Report. The Early Warning Report has been filed under Coelacanth's profile on SEDAR+ and can be viewed at www.sedarplus.ca.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO and/or Lars Glemser, Vice President & CFO, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 19:00e 17-DEC-25